Exhibit 99.1

Concordia Healthcare Corrects Inaccurate Report

OAKVILLE, ON – March 29, 2016 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, today announced that it is providing information to correct inaccuracies and misstatements that appeared in a recent media report concerning its 2015 audited financial results.

The media report, citing an unnamed source, attributes a claim from a research provider that Concordia’s auditor, PricewaterhouseCoopers LLP is ‘looking closely at 4Q’. On March 23, 2016, PricewaterhouseCoopers completed Concordia’s fiscal 2015 audit, and provided an unqualified audit opinion that was disclosed on SEDAR, EDGAR and Concordia’s website.

The media report also states that Concordia could not be reached for comment. However, Concordia received no direct request to provide a comment prior to the report being published.

On March 23, 2016, Concordia announced fourth quarter and fiscal 2015 financial results that beat consensus revenue and adjusted EBITDA targets from 11 research analysts who cover the Company.

“We categorically deny the claims being made in the report and our independent auditors stand by our results,” said Mark Thompson, Founder, Chairman and Chief Executive Officer of Concordia. “Concordia has been the subject of an unrelenting and unscrupulous attack by a group of short sellers for several months. We will continue to monitor this situation and will act accordingly. However, we are extremely excited about the business we have built and the opportunity to deliver long-term shareholder value.”

“Concordia’s financial reporting follows best practices and is in line with the highest industry standards,” said Rochelle Fuhrmann, independent director and Chair of Concordia’s audit committee.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established off-patent molecules. Concordia also markets orphan drugs through its Orphan Drug Division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of

Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to the opportunity to deliver long-term shareholder value. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, Concordia’s growth, risks associated with the use of Concordia’s products, increased leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically or through M&A, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates, the pharmaceutical industry and the regulation thereof, economic factors, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Adam Peeler

Concordia Healthcare Corp.

905-842-5150 x 240

apeeler@concordiarx.com